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2020 Biolabs 🔖

20/20 Biolabs is a growth-state company developing and commercializing blood tests that aid in prevention and detection of cancers and chronic diseases that are affordable, accurate, and easily accessible. ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

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✓ Launch — ② $10,000 Min — ③ $350,000 Max

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Business Description

20/20 Biolabs develops and commercializes AI powered lab tests for the early detection and prevention of cancers and chronic diseases. We have raised over $12M in previous crowdfunding rounds and are now working on a potential listing on Nasdaq by year end.

Highlights:

1. Leader in MCED: We are currently a leader in the rapidly growing Multi-Cancer Early Detection (MCED) market, poised to become a multibillion-dollar industry within five years in the U.S. alone.

2. Why MCED, Why Now: Early cancer detection saves lives. Yet, traditional screening only targets a handful of cancers (breast, colon, prostate, cervix), missing deadly forms like lung, liver, pancreas, and ovarian. MCED tests like OneTest identify multiple cancers from a single blood sample, dramatically expanding the scope of early detection. Our mission: make early detection accessible, affordable, and accurate for all.

3. Longevity Panel Launching Soon: Our new longevity blood test, expected to launch in the 4th Quarter of this year, integrates a panel of inflammatory biomarkers and dietary data via AI to deliver personalized lifestyle recommendations.

4. Strong Sales Growth: Generated $1.8M in 2024, a 23% YoY increase. Early 2025 figures suggest continued revenue growth and improved operational efficiency.

5. Top Performer in NCI Study: Our OneTest for Cancer was among the top performers in the 2024 National Cancer Institute (NCI) MCED benchmark study.

6. Proven AI Expertise: 20/20 was early in the integration of AI with lab tests as evidenced by our patents that were filed ten or more years ago, peer-reviewed publications, and industry awards. Our new Longevity test was developed using IBM's new Watsonx.ai platform by a team lead by IBM veterans

7. National Recognition: Ranked #134 on 2023 Inc. 5000 list of the "Fastest Growing Companies in America" (#1 in Maryland).

8. Powered by Abbott & Roche: Utilize technology from Abbott Diagnostics and Roche Diagnostics for our multi-cancer and longevity blood tests .

9. Retail Expansion: Giant Food, the largest supermarket chain in the Washington, D.C. region, is now promoting our MCED and making blood collections available at their pharmacies

10. Strong IP Portfolio: Multiple issued or allowed patents in the U.S. and East Asia (available in Downloads section).

A Unique Opportunity to invest in a Company That Expects to Trade on NASDAQ by Year End!

Hundreds of exciting companies are currently providing investors with a chance to **buy** their stock through equity crowdfunding portals like this one but very few are providing their investors with **a near-term pathway to sell those shares** when they are ready to do so. We are working on a potential listing on Nasdaq by year end and have reserved the ticker symbol "TTBL."

We are so confident of our plan to become a public company in the near term that if we fail to do so the notes will mature and we will be required to repay your investment plus interest in accordance with the notes (See financing terms below).

Our Story

One of the first clinical labs to enter the fast-growing Multi-Cancer Early Detection (MCED) market, we feature a high quality, affordable blood test that outperforms other competitive technologies.

The survival rate for many types of cancer significantly improves when treatment is started early, following detection at early stages before the cancer has spread to distant organs. Unfortunately, screening is common for only a small number of tumor types (breast, colon, prostate, cervix) but not for many deadly cancers such as those of the lung, liver, pancreas, and ovaries.

Security Type:

Convertible Note

Annual Interest Rate

15.0%

Discount Rate

80%

Maturity Date

November 30, 2027

Post Money Valuation:

N/A

Investment Bonuses!

For investments of $1,000+ investors receive complimentary either (i) OneTest for Cancer (Premium) or (ii) two OneTest for Longevity (at 3-month intervals)

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

November 30, 2025

Minimum Investment Amount:

$500

Target Offering Range:

$10,000-$350,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission


Our mission is to help "bend the curve" of cancer mortality in the U.S. and around the world through early detection.
Prostate Cancer
Pancreatic Cancer
20+ cancers
Colon Cancer
Lung Cancer
Kidney Cancer

Since cancer does not discriminate by income or region, we believe that making tests affordable and accessible is as important as making them accurate. Simply put, new and innovative cancer tests should be made affordable and available to everyone who is at risk for developing this dreaded disease.

Leading global venture funds have invested in 20/20 Biolabs (formerly 20/20 GeneSystems)—now it's your opportunity to join them.


2020 BIOLABS
中国平安 | 创新
PING AN VENTURES
BREVET CAPITAL
MARYLAND
VCS THAT INVESTED IN 20/20 BioLabs
Calvert
acquired by Morgan Stanley
KEIRETSU VENTURES

Our Mission

Our mission is to make blood tests that aid in the early detection of cancer available to every adult through offering tests that are better, more affordable, and easier to access than anything else on the market. We make these tests available to everyone so we can help people detect and treat cancers early, ultimately leading to better cancer outcomes and saving lives.

We accomplish this mission by using AI and real-world data to improve upon well established and widely used biomarkers like CEA, AFP, and PSA. This allows us to keep the costs of running our tests low because our reagents are readily available and commonly used around the world. The data from these tests can then easily be plugged into our state-of-the-art algorithms to improve their accuracy and provide personalized cancer risk assessments.

All testing is performed in a tightly regulated CLIA licensed, CAP accredited, high complexity laboratory with an exemplary record of compliance. Our lab personnel are very experienced running tests in a high throughput environment, and our state-of-the-art laboratory testing instruments enable us to turn results around rapidly.

We are committed to further research not only to improve our currently available cancer tests but to add new and innovative tests to our menu in the future. We will use the same spirit of innovation that drove us in the journey to OneTest Premium in order to continue to enhance our cancer offerings and soon launch new cutting-edge tests including capillary blood collection techniques and tests that aid in healthy aging and longevity.

Problem


The Problem with Competing MCED Tests
Many earlier stage cancers can be missed.
The cost is nearly $1,000.
Large volumes of blood are required, which cannot easily be collected at home or retail locations.

Solution

Our Solution & Competitive Advantages

OneTest for Cancer is an MCED centered on measurements of the levels of antigens that tend to rise early in tumor development. It is based on a testing approach that is near-universal throughout East Asia. Each year, many adults in Japan, Korea, and China visit "Health Check-up" Centers where their nearly four-hour physical exam almost always includes an assessment of circulating tumor antigens. 20/20 Biolabs has developed and validated AI powered algorithms utilizing real-world outcome data from tens of thousands of previously tested individuals.

Business Model

How We Make Money?



2023 and early 2024 shows significant Cancer Testing revenue growth while our costs of customer acquisition are dropping.

Revenue Growth
Customer Acquisition Cost
$
Q1 | 2023
Q2 | 2023
Q3 | 2023
Q4 | 2023
Q1 | 2024
*Chart shows basic trends

We have a line of sight to profitability, but we also seek to grow our top line. Our major markets are employers and consumer-initiated tests (CIT) although a growing number of physician groups are embracing our product, especially those focusing on preventative and lifestyle medicine.

Market Projection

The Market

In June 2021, the company Grail launched their *Galleri* test, a multi-cancer early detection (MCED) blood test based on circulating tumor DNA (ctDNA). Their most recent 12-month revenue estimates are about **$134 and, as of October 2025, holds a market capitalization approaching $3 billion. Samsung recently acquired rights to the Grail test for Korea and agreed to invest over $100 million in that company. These figures highlight significant investor confidence in multi-cancer early detection technologies, further underscoring the vast potential and competitiveness of the market.**

Another company, Thrive, was acquired by Exact Sciences in 2020 for $2.15B. Since then, leading medical authorities, such as *New York Times* bestselling author of *Outlive,* Peter Attia, MD have embraced and encouraged this new screening paradigm. Almost $100 million in *Galleri* tests were sold in 2023. Securities analyst Puneet Souda estimates the MCED market will eventually generate $50 billion in annual sales.



A bi-partisan bill was introduced in Congress in 2023, with over 200 co-sponsors, that would help expedite Medicare reimbursement for MCEDs.

Passage of this bill is a top 2025 priority for the American Cancer Society and many other disease advocacy organizations.

Huge, Exponential Market

The MCED market, of which 20/20 Biolabs is among the early entrants in the U.S., is huge and growing exponentially. While not guaranteed, we estimate that these tests will yield billions of dollars in annual revenue worldwide by 2030. (Other analysts project a market as large as $50 billion)



source

A bill in Congress, reintroduced in February 2025, and endorsed by the American Cancer Society, and with more than half of all members as co-sponsors would accelerate Medicare coverages of MCEDs. 20/20 Biolabs has engaged with the lead sponsor of that bill, as well as the Congressional Budget office, and believes that due to our price point, we may be positioned to be among the first to obtain national coverage.

Another bill reintroduced in Congress in 2025 would provide $700 million to screen firefighters with MCEDs. This trend of federal funding is trickling down into the states as well, as millions of dollars in grants to provide firefighters with multi-cancer screening tests are popping up across the country. Maryland, Vermont, New Jersey, New Hampshire, and Oklahoma have each already kicked off their own MCED screening grant programs for firefighters in their states. Until now, fire departments have been our main focus on the employer side due to their increased cancer risk and our drive to serve the first responder community. However, we will begin to focus on employers in different sectors this year. Employee wellness is a growing aspect of companies, and we will tap into that market by becoming involved in large company HR / health and wellness plans.

Our CIT market is another very exciting aspect of our business. We have shown rapid CIT growth year over year, and we expect that trend to continue. As more people learn about MCEDs through the buzz being created by the government to focus on them, people getting these tests and spreading the word, and our marketing efforts, we expect the market to continue to grow. We anticipate our new capillary collected blood tests to grow out the D2C market even further. This will give people access to testing at the pharmacy counter and expand the availability of our test nationwide through adding more testing locations, thus adding to the convenience of the sample collection aspect of this test. In April of 2025 a pilot with Giant Food, the largest supermarket chain in the Washington, D.C. region was announced.

To review, the demand for MCEDs is increasing as this type of testing becomes more accepted as a routine part of an annual physical. Every adult middle aged and above would likely benefit from using MCEDs like OneTest, and that opens the door for a very large segment of the population to order our tests.

Competition



Using robotic analyzers with biomarker detection kits that are mass produced to meet demand in East Asia permits us to offer our tests at a fraction of the costs of ctDNA. Furthermore, our test sensitivity for many earlier stage cancers is superior to that reported by our leading competitors. Additionally, proteins and other biomarkers in OneTest can be detected in fingerstick quantities of capillary blood permitting these tests to be accessed without the need for phlebotomists.

Our primary competition in the MCED arena is Grail and other companies seeking to deploy tests based on sequencing of circulating tumor DNA (ctDNA). There are **three key disadvantages** of ctDNA testing that our proteomic based (measurement of tumor antigens) approach overcomes:

OneTest™
Competitive Advantage

 ## Detection of Earlier Stage Cancers

Based on available evidence from our company, its collaborators, and the scientific literature, tumor antigens and markers of inflammation tend to be more detectable in earlier stage cancers than ctDNA.

 ## Cost

Since the biomarkers in OneTest are used to screen tens of millions of individuals throughout East Asia, our costs to run them are lowered due to automation and economies of scale.

 ## Ease of Access

We require much less blood than competing ctDNA based tests permitting us to use various pain-free fingerstick-like devices that can collect blood at retail locations or at-home without the need for a professional phlebotomist.

Traction & Customers

How Does
OneTest™ Work?

OneTest is a patented multi-cancer early detection (MCED) blood test that integrates well-established biomarkers with cutting edge AI technology. It is recommended for healthy, middle-aged adults who seek to lower their risks of facing late-stage, deadly cancers. It is paid for by employers or the individuals who order the test, the same payment model common throughout East Asia and with our competitors in the U.S. Earlier detection of cancers of the lung, pancreas, liver, and ovaries are among those that the test may be particularly useful, as these cancers are not commonly screened for in the U.S.

The test can work with even a small quantity of blood using capillary collection techniques and is sent to our CLIA certified, CAP Accredited lab where it is run using sophisticated FDA approved automated analyzers from companies like Roche and Abbott Diagnostics, the same robotic instruments used in major hospital systems. Within about 3 business days, we issue a comprehensive lab report that includes biomarker values and their associated expected ranges provided by the manufacturer for each marker. These values are then plugged into our proprietary machine learning algorithms along with clinical factors such as age and gender to produce our innovative OneTest risk scores. Our algorithms improve the accuracy of these tests compared to the biomarker values alone.

Once the blood is tested and the OneTest risk scores are generated, a detailed report is uploaded onto our HIPAA compliant patient portal where consumers are able to review results. Importantly, the portal enables the consumer to see graphics showing the changes in their marker values over time as they get tested over the years. These trends are very valuable clinically and an increase in marker values over time can be a sign of malignancy.



Medical Professional Authorization
Every test is approved and ordered by a medical professional

Blood Collection
A small quantity of blood is collected

Lab Testing
The blood sample is sent to a CLIA certified CAP Accredited lab.

Analyzing Process
The sample is run using FDA approved reagents and automated analyzers from companies like Roche and Abbott Diagnostics.

Risk Score Calculation
The biomarker values are plugged into proprietary machine learning algorithms, along with clinical factors such as age and gender, to produce the OneTest risk scores.

Lab Report Generation
A detailed report is uploaded onto a HIPAA compliant patient portal.

Review Results
The user is able to review results, including graphics showing changes in marker values over time.

Clinical Significance
Biomarker trends, risk scores, and medical professional consultation leads to more informed health decisions.

Beyond Cancer Screening | OneTest for Longevity

Building on the proven success of our **multi-cancer early detection** (MCED) platform, we are proud to soon introduce **OneTest™ for Longevity**—a bold new step into the broader field of preventive health and personalized wellness. This next-generation diagnostic platform is designed to address a critical gap in healthcare: the early detection and management of **chronic inflammation**, a well-established root cause of many serious conditions such as **heart attack, stroke, dementia, depression, and type 2 diabetes**.

What It Is: Science-Driven Inflammation Profiling

OneTest for Longevity brings together several breakthrough technologies and clinical insights:

- **Inflammatory Biomarkers**: Blood-based indicators of systemic inflammation, tracked through validated laboratory assays.
- **Dietary Inflammatory Index (DII®)**: Developed by **Dr. James Hébert** at the University of South Carolina, this peer-reviewed scoring system measures the inflammatory potential of an individual's diet and is backed by decades of nutritional science.
- **AI-Powered Personalization**: Our proprietary AI engine, currently built on the **IBM watsonx.ai** platform, integrates lab results, dietary habits, and lifestyle inputs to generate **evidence-based, actionable health guidance**.

This comprehensive approach provides individuals with a clear picture of their **inflammatory status**—a crucial and underappreciated factor in long-term disease risk—and personalized recommendations to **reduce inflammation and improve longevity**.

How It Works: Personalized, Actionable, and Measurable

The OneTest for Longevity user journey includes:

1. **A blood test** to evaluate inflammation markers.
2. **A lifestyle and dietary questionnaire** to assess behaviors that may be contributing to inflammation.
3. **AI-driven analysis**, which combines biological data with DII scoring to generate individualized health reports.
4. **Actionable recommendations**, including dietary adjustments, lifestyle improvements, and supplement guidance, tailored to reduce inflammation.
5. **Quarterly re-testing**, enabling users to track changes, measure progress, and receive updated guidance based on new data—fostering long-term engagement and behavioral change.

Our development team, composed of seasoned IBM AI engineers and preventive medicine experts, ensures that the platform remains **scientifically rigorous**, **user-friendly**, and **clinically relevant**.

Why It Matters: Addressing a Major Market Need

Chronic inflammation is a **silent epidemic**—linked to 3 out of 5 deaths worldwide. Yet, few tools exist today to proactively assess and manage inflammation in otherwise healthy individuals. OneTest for Longevity fills this gap with a **clinical-grade, consumer-friendly solution**.

This platform is expected to resonate strongly with:

- Occupational health providers
- Veterans' health organizations
- Corporate wellness programs
- Concierge medicine and longevity clinics
- Self-directed health-conscious consumers

Early Validation: Customer Testimonials

Dr. **Virginia Loewenstine**, MD, CEO of **Tristate Preventive Health Consultants**, a long-standing partner of 20/20 BioLabs, shared:

"Tristate Preventive Health Consultants is a longstanding and satisfied client of 20/20 BioLab's innovative lab tests for early detection and prevention of diseases. Chronic inflammation is a major contributor to diseases impacting our firefighters and other patients with industrial exposures, and 20/20 properly tracks inflammatory biomarkers with its innovative tests. We are very excited about the company's recent embrace of IBM watsonx.ai to further power these tests and provide useful clinical insights."

Adoption Path: Corporate and Institutional Scaling

As with OneTest for Cancer, we anticipate strong adoption of OneTest for Longevity among **large employers, insurance partners, and occupational health providers**. Increasingly, HR departments view employee health and productivity through a **preventive care lens**, and are investing in solutions that reduce downstream healthcare costs while boosting workforce performance and morale.

In today's evolving healthcare landscape, **OneTest for Longevity positions 20/20 BioLabs at the forefront of precision wellness and data-driven disease prevention**—delivering real-world impact for both individuals and institutions.

Proprietary Tech

20/20 Biolabs has 4 U.S. patents covering AI powered cancer blood tests with new patents soon to issue in Asia. Of note, the company founder and CEO, Jonathan Cohen, is a seasoned patent attorney very experienced in building and leveraging intellectual property in the diagnostics industry. Unlike most other available MCEDs, OneTest™ was developed from an entirely asymptomatic, real-world cohort of individuals, meaning that at the time of testing, patients were not known to have cancer and all identified cancers were detected in the post-test period. Most developers use known cases of disease for test development which allows them to use smaller study cohorts. This latter approach may result in biomarker signatures that have greater ability to differentiate between cancer and non-cancer (greater sensitivity and specificity), but less overall utility, as they do not detect cancer as early.

Our proprietary algorithms developed from our distinctive data sets are what make our tests truly unique.

Investors

The Right Investment at the Right Time

We recently engaged Maxim Group to provide us with financial advisory services, which include facilitating a potential direct listing on Nasdaq. If unexpected delays or market downturns prevent us from being a public company within 24 months investors will receive the return of their investment plus interest at an annual rate of 15% in accordance with the terms of note within 18 months investors can get their money back with above market interest rates (10%).

Use of Your Investment

This community round, our fourth in as many years, is mainly a bridge to a much larger strategic investment we expect to close before the end of this year. Proceeds from this round will mainly be used to advance sales and marketing with about 20% being used for research and development. Current R&D involves AI algorithm improvements and validation of finger and upper arm capillary collection so that consumers can easily access our tests at their local pharmacy (and eventually at home).

Terms

20/20 Biolabs, Inc. is offering securities in the form of Convertible Notes. A convertible note is a debt instrument used by emerging growth companies and startups that converts into equity during a future funding round or upon a merger, acquisition, or public listing, typically offering investors a discount and/or valuation cap to determine their share allocation. Below are the terms of 20/20 Biolabs Convertible Note:

Type of Security: Convertible Promissory Notes ("Notes").

Minimum Raise Amount: $10,000

Maximum Raise Amount: $350,000

Maturity Date: 24 months from the loan date.

Discount: 20%

Interest Rate: 15.0%

Repayment. Unless otherwise converted, all unpaid principal, together with all unpaid and accrued interest, shall be due and payable withing ten (10) days after the Maturity Date (as defined below).

Interest Rate. Interest shall accrue on the outstanding principal amount of the Notes from the Loan Date until payment in full, which interest shall be payable at the rate of fifteen percent (15%) per annum or the maximum rate permissible by Maryland law, whichever is less. Such interest shall be calculated based on a 365-day year for the actual number of days elapsed.

Maturity Date. Unless the Notes have been pre-paid or previously converted, the entire outstanding principal balance and all unpaid accrued interest shall be repaid within ninety (90) days of written demand from the holder; provided, however, that such written demand may not occur prior to the date that is twenty-four (24) months from Loan Date (the "Maturity Date").

Prepayment. The obligations under the Notes may not be pre-paid by Company without the prior written consent of the holders of a majority of the then outstanding principal amount of the Notes.

Application of Payments. Any payments shall be applied first to accrued interest, and thereafter to the outstanding principal balance.

Conversion.

(a) Automatic Conversion Upon Stock Exchange Listing. If, prior to repayment or conversion of the Notes, the Company's (or a successor to the Company's) shares are listed on a national securities exchange, including, without limitation, through a firm underwritten initial public offering, merger, reverse merger, or direct-listing (the "Public Company Stock"), all of the principal and accrued interest then outstanding under the Notes shall be automatically converted, without any action by the holders, into a number of shares of Public Company Stock equal to the number that results from the following equation: dividing (i) all of the principal and accrued interest then outstanding under the Notes by (ii) a conversion price equal to (A) eighty percent (80%) of the price per share of the Public Company Stock sold to the public by the underwriters at the closing of the initial public offering, or (B) in the event of a merger, reverse merger, or direct-listing, the volume weighted average price of the Public Company Stock during the five (5) trading days following such merger, reverse merger, or direct-listing.

(b) Conversion Upon Qualified Financing. If, prior to repayment or conversion of the Notes, the Company consummates a financing transaction whereby any equity or equity-linked securities of the Company are sold to investors in exchange for cash in which the Company receives gross proceeds of at least four million dollars ($4,000,000) (including the conversion of the Notes) (a "Qualified Financing"), then effective upon the closing of the Qualified Financing, all of the principal and accrued interest then outstanding under the Notes shall be automatically converted, without any action by the holders, into a number of shares or units, as applicable, that were sold in such Qualified Financing at a conversion price equal to eighty percent (80%) of the price per share or unit, as applicable, sold in such Qualified Financing.

(c) Optional Conversion at non-Qualified Financing. If, prior to repayment or conversion of the Notes, the Company consummates a financing transaction whereby any equity or equity-linked securities of the Company are sold to investors in exchange for cash in a transaction that does not constitute a Qualified Financing, then the Majority Holders shall have the option to treat such equity financing as a Qualified Financing on the same terms set forth herein.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500. The Company must reach its Target Offering Amount of $10,000 by November 30, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.



Jonathan Cohen
CEO
Background

Mr. Cohen is the founder of our company and has served as Chief Executive Officer, President, and a director since its inception. He is a co-inventor of two of our most successful products, OneTest and BioCheck, and has led their commercial launch and sales. He has spearheaded license, research, technology transfer, investment, and sales and marketing agreements with Fortune 500 companies such as Eastman Kodak, Abbott Diagnostics, Johnson & Johnson, IBM, and Ping An. Mr. Cohen has also been a leading advocate in Annapolis, MD, and on Capitol Hill on behalf of small and emerging biotechnology and diagnostics companies. Before founding our company, Mr. Cohen was patent and general counsel for Ventana Medical Systems Inc. and Oncor Inc. He has a Master of Science Degree in Biotechnology from Johns Hopkins University and a law degree from American University.



Michael Lebowitz
Ph.D., Chief Scientific Officer
Background

Dr. Lebowitz has served as Chief Scientific Officer since January 2020, previously Director of Research & Development from 2009-2012. Concurrently, he is CSO at Athanor Biosciences. He has over 30 years of research experience, including 22 years in industry and over 18 years in research management. Dr. Lebowitz has been directly involved in launching six laboratory-developed tests and establishing two CLIA-certified labs. He holds a Ph.D. from Johns Hopkins University School of Medicine, completed a fellowship in immunology there, and is an adjunct faculty member at Johns Hopkins University and the University of Maryland, Baltimore County.



Jiming Zhou
Ph.D., Chief Operation Officer
Background

Dr. Zhou has over 20 years of healthcare and biotech industry experience. He began his academic career as an associate professor at Sichuan University in China and conducted extensive research at the University of Iowa. He transitioned to industrial R&D in 2005, leading major pharmaceutical projects and managing multiple clinical labs. Dr. Zhou previously co-founded Firefox Pharmaceuticals and Fairfax Medical Consulting. He received his Ph.D. in Biology from Sichuan University.



John Compton
Ph.D., Board Chair
Background

Dr. Compton has served as Chairman of the Board since July 2016. He has over 30 years of experience in the development and application of molecular biological techniques to answer questions about genetics and epidermal differentiation and has authored more than 80 publications in the field. Dr. Compton served as vice-president of BioReference Laboratories from 2007 to 2013. Previously, Dr. Compton was founder, and served as scientific director and co-president of GeneDx Inc, from 2000 to 2006, the assets of which were acquired by BioReference Laboratories (now part of Opko) in September 2006. Dr. Compton also serves as Mayor of the Town of Washington Grove, MD (2000-2008, 2018-present), on the Board of Directors of Quertle Inc. and chairs the Boards of the non-profit BlackRock Center for the Arts and the Pinkney Center for Science and Technology at Montgomery College Germantown Campus. Dr. Compton holds B.S. degrees in Physics and Biology from the Massachusetts Institute of Technology, received his Ph.D. from the University of California, Berkeley, in Biophysics, and was a Staff Scientist at the NIAMS, National Institutes of Health, Bethesda, from 1991-2000. In 2003, he was awarded the Entrepreneur of the Year award by the Technology Council of Maryland.



Ron Baker
Chief Business Officer
Background

Mr. Baker has extensive experience in clinical research, operations, technical sales, marketing, and business development within oncology laboratory services. Prior to joining 20/20, he held executive positions at Roche Diagnostics, Roche Clinical Labs, and SGS Life Sciences. Mr. Baker earned his BS in Biology from Loyola University.

Company Name	Incorporation Type
2020 Biolabs	**C-Corp**
Location	**State of Incorporation**
15810 Gaither Road **Suite 235** **Gaithersburg, Maryland 20877**	**Delaware**
Number of Employees	**Date Founded**
20	**May 1, 2000**

Company Website